Exhibit 99.1

ParaZero Issues CEO Letter to Shareholders: Reports Strong Revenue Growth for Full Year 2025

KFAR SABA, Israel, March 27, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today issued a Letter to Shareholders from Ariel Aron, Chief Executive Officer.

Dear Shareholders and Partners,

2025 will be remembered as a transformative year and a significant strategic turning point for ParaZero. I am writing to you today as we stand at the threshold of a new era. ParaZero has successfully completed a fundamental transformation, evolving from a pioneer in drone safety components into a leader in multi-layered autonomous Counter-Unmanned Aerial Systems (C-UAS) solutions. We believe that we are now firmly positioned as a Tier 1 Defense Provider in the global security arena.

Financial Performance and Momentum

While 2025 was a year of profound structural transition, our financial performance demonstrated exceptional resilience. We concluded 2025 with a 12% year-over-year increase in revenue. This growth, achieved during a major pivot, underscores the robust demand for our technology and our management’s ability to execute complex shifts without sacrificing performance.

However, we believe that the most compelling indicator of our momentum is the strong start to 2026. Total customer orders received from January 1, 2026 to this date—consisting of executed purchase orders and contracts—amounted to $1,278 thousand, representing a 22% increase compared to our total 2025 revenue of $1,046 thousand. These orders reflect contracted demand and are expected to convert into revenue over future periods.

As a result, ParaZero has officially transitioned from a technology development firm into a high-execution, battle-ready defense sales firm. We believe that three purchase orders received from Israeli defense entities in 2026 for our DefendAir C-UAS solution reinforces trust and operational reliance on ParaZero’s technology and solutions.

The Shift to Tier 1: Systemic Integration and Operational Validation

We believe that our move to Tier 1 status fundamentally transforms the company. We have transitioned from supplying individual components to providing complete, end-to-end autonomous defense systems. This allows us the ability to compete for significant and strategic contracts with national governments (B2G) and the world’s largest defense corporations (B2B).

Crucially, our systems are now operationally proven, which in the defense sector, is the ultimate seal of quality. We believe that this eliminates traditional entry barriers, dramatically shortens sales cycles with military agencies, and potentially positions ParaZero as a preferred provider over competitors offering theoretical or unverified solutions.

Our Technological Moat: Beyond “Soft Kill”

As hostile drone threats evolve, traditional “Soft Kill” solutions (RF jamming or cyber-takeovers) are becoming increasingly obsolete against autonomous “dark drones” that fly without GPS or radio signals. We believe that ParaZero’s patented technology offers a decisive advantage:

●	RF & Cyber Independence: Our systems are physically autonomous, meaning they neutralize threats regardless of frequency jamming or signal loss.

●	Non-Explosive Kinetic Interception: Utilizing our patented Net Interception technology, we offer a safe, non-explosive solution. Unlike “Hard Kill” explosive systems, our technology is uniquely suited for dense urban environments and sensitive strategic facilities, neutralizing threats with surgical precision and zero collateral damage.

Multi-Layered Defense Architecture

●	Tactical & VIP Protection: Immediate protection for ground forces and high-profile individuals through the rapid usage of our unique launcher system for mobile neutralization.

●	Strategic Point Defense: A fully autonomous, holistic system for the protection of strategic facilities, which is expected to be ready for full demonstration by the end of H1 2026. This pioneering solution provides comprehensive protection at highly effective ranges.

●	Active Aerial Interception (Interceptor Drones): We have established strategic partnerships with some of the largest defense and interceptor drone manufacturers, integrating ParaZero’s patented net technology into their platforms for high-altitude mid-air neutralization.

Global Market Expansion and Pipeline

Our participation in the Milipol and EnforceTech exhibitions exposed us to over 155 high-quality decision-maker leads. Furthermore, we believe that our active demonstrations for SIBAT (Israel’s Ministry of Defense), 40 senior NATO officers, and the Indian defense market have solidified our global reputation.

●	Western Europe: A strong footprint in France.

●	Eastern Europe: Dedicated operations in nations adjacent to the Russia-Ukraine conflict to address urgent regional security requirements.

ParaZero of 2026 is a company with operationally proven assets, a patented technological moat, and a growing market. We are determined to continue leading the Counter-UAS revolution and delivering exceptional value to our shareholders.

Sincerely,

Ariel Alon, CEO

ParaZero Technologies

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The Company  is using forward-looking statements in this press release when it discusses how the total customer orders received from January 1, 2026 to date reflect contracted demand and are expected to convert into revenue over future periods. In addition references to customer orders are forward-looking and subject to uncertainty, as such orders may be modified, delayed, or cancelled and may not result in revenue within the expected timeframe or at all.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com

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